UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K





                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                              ---------------- ----

                          COMMISSION FILE NUMBER 1-2732




          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                             EMPLOYEES' SAVINGS PLAN
                                       OF
                         CENTRAL ILLINOIS LIGHT COMPANY


          B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office: On January 31, 2003, Ameren Corporation completed its acquisition from The AES Corporation (1001 North 19th Street, 20th Floor, Arlington, Virginia 22209) of CILCORP Inc. and its subsidiaries, including Central Illinois Light Company. Upon the acquisition, securities of The AES Corporation ceased being available for purchase under the Employees' Savings Plan of Central Illinois Light Company. On March 14, 2003, Ameren Corporation filed Registration Statement No. 333-103818 on Form S-8 with the Securities and Exchange Commission registering 1,000,000 shares of Ameren Corporation common stock for issuance under the Employees' Savings Plan of Central Illinois Light Company. The address of Ameren Corporation's principal executive office and of the plan is 1901 Chouteau Avenue, St. Louis, Missouri 63103.

Employees' Savings Plan of
Central Illinois Light
Company
Financial Statements and Additional Information
December 31, 2003 and 2002




Employees' Savings Plan of
Central Illinois Light Company
Index
December 31, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------


                                                                                                            Page(s)

Report of Independent Registered Public Accounting Firm...........................................................1

Financial Statements

Statements of Net Assets Available for Benefits...................................................................2

Statements of Changes in Net Assets Available for Benefits........................................................3

Notes to Financial Statements...................................................................................4-9

Additional Information*

Schedule I:    Schedule of Assets (Held at End of Year)..........................................................10



*Other schedules  required by 29 CFR  2520.103-10  of the  Department of Labor's
 Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of the Employees' Savings Plan of Central
Illinois Light Company



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employees' Savings Plan of Central Illinois Light Company (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1 to the financial statements, on January 1, 2004 the Plan merged with and into the Ameren Corporation Savings Investment Plan.




St. Louis, Missouri
June 18, 2004




Employees' Savings Plan of
Central Illinois Light Company
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------


                                                                                        2003               2002
Assets
Investments (Note 3)                                                                $109,479,244        $90,978,189

Cash                                                                                       1,071            802,007

Receivables
    Participant contributions                                                            123,380                  -
    Employer contributions                                                                34,873                  -
    Dividends and interest                                                               162,375                306
                                                                                -----------------  -----------------

             Total receivables                                                           320,628                306
                                                                                -----------------  -----------------

             Total assets                                                            109,800,943         91,780,502

Liabilities
Accrued expenses                                                                           1,551                  -
                                                                                -----------------  -----------------

             Net assets available for benefits                                      $109,799,392        $91,780,502
                                                                                =================  =================






   The accompanying notes are an integral part of these financial statements.



Employees' Savings Plan of
Central Illinois Light Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------


                                                                                       2003               2002
Investment income (loss)
Interest and dividends                                                              $ 2,917,233        $ 2,805,494
Net appreciation (depreciation) in fair value of investments                         18,321,639        (17,277,282)
                                                                               -----------------  -----------------

                                                                                     21,238,872        (14,471,788)
                                                                               -----------------  -----------------

Contributions
Participant contributions                                                             4,619,493          3,945,477
Employer contributions                                                                1,282,653          1,169,368
                                                                               -----------------  -----------------

                                                                                      5,902,146          5,114,845
                                                                               -----------------  -----------------

Benefits and expenses
Benefits paid to participants                                                         9,114,652          4,394,007
Administrative expenses                                                                   7,476              5,823
                                                                               -----------------  -----------------

                                                                                      9,122,128          4,399,830
                                                                               -----------------  -----------------

             Net increase (decrease)                                                 18,018,890        (13,756,773)

Net assets available for benefits
Beginning of year                                                                    91,780,502        105,537,275
                                                                               -----------------  -----------------

End of year                                                                        $109,799,392        $91,780,502
                                                                               =================  =================








   The accompanying notes are an integral part of these financial statements.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   Description of Plan

     General
     The following is a brief summary of the various provisions of the Employees' Savings Plan of Central Illinois Light Company (the "Plan"). Participants should refer to the Plan document for more complete information.

     On January 31, 2003, Ameren Corporation ("Ameren") completed its acquisition of all of the outstanding common stock of CILCORP Inc. ("CILCORP") from The AES Corporation ("AES"). With the acquisition, Central Illinois Light Company (the "Company") became an indirectly wholly owned subsidiary of Ameren, but remains a separate utility company, operating as AmerenCILCO. Effective with the sale of CILCORP to Ameren, participants were no longer able to purchase additional shares of AES common stock. In addition, any payroll withholding allocation for AES common stock was allocated to the Merrill Lynch Retirement Preservation Trust. Effective April 1, 2003, the Plan was amended by adding the Ameren Common Stock Fund.

     Effective May 2003, the Company's Board of Directors appointed Ameren Services Company as Plan Administrator, and consequently, Ameren Services Company had the authority and responsibility for the general administration of the Plan. In addition, in May 2003, the Company's Board of Directors appointed Ameren as Plan sponsor, and consequently, Ameren had the authority to amend or terminate the Plan subject to certain restrictions. Merrill Lynch & Co., Inc. ("Merrill Lynch"), as Trustee, had the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions.

     Effective January 1, 2004, the Plan was merged into the Ameren Corporation Savings Investment Plan ("Successor Plan"). The assets transferred into the Successor Plan consisted of 29,767 and 931,778 shares of Ameren and AES common stock, respectively, as of the date of the transfer with a fair market value of $1,369,268 and $8,795,987, respectively. In addition, other investments, cash and receivables of $99,635,688, and accrued expenses of $1,551 were transferred into the Successor Plan. All significant provisions of the Plan were carried over to the Successor Plan without substantial modification.

     The Plan was a defined contribution plan whose purpose was to provide certain participating employees (the "Participants") of the Company with the ability to defer a portion of their annual compensation for retirement purposes with the benefit of the Company matching contributions. The Plan was subject to certain provisions of ERISA and regulations of the Securities and Exchange Commission.

     Certain   reclassifications  have  been  made  to  prior  year's  financial statements to conform to 2003 reporting.

     Participation
     The Plan covered any eligible employee of the Company who elected to enroll in the Plan. Eligible employees included those represented by a union agreement who had completed at least one year of service (the completion of 1,000 hours of service during a 12-month consecutive period beginning on the employee's first day of employment). Eligible employees also included those not represented by a union agreement who had completed at least one year of service on or before December 31, 2000. Participation by eligible employees was voluntary.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     Effective January 2003, the Plan was amended such that certain management, office and technical employees of the Company who had previously been participants in the AES Wealth Accumulation Plan became eligible to participate in the Plan. Further, during May 2003, the National Conference of Fireman and Oilers - Local 8 ("NCF&O") collective bargaining group agreed to allow certain of their covered employees of the Company who had previously been participants in the AES Wealth Accumulation Plan to become eligible to participate in the Plan, retroactive to February 2003. In addition, the amendment and subsequent agreement reached with the NCF&O union provided that all future employees would be eligible to participate in the Plan.

     Contributions
     Effective April 1, 2002, the Plan was amended such that each Participant could elect to have his or her compensation reduced by an amount of not less than one percent and not more than 100 percent of his or her base rate of pay up to a maximum dollar amount, which was $12,000 in 2003 and $11,000 in 2002 ("Pre-Tax Contribution"). The Company contributed to the Plan an amount equal to 50 percent of each Participant's Pre-Tax Contribution up to a maximum of six percent of such Participant's compensation ("Employer Matching Contribution"). Participants could also elect to make regular after-tax contributions ("Voluntary Contribution") to the Plan in an amount which, when combined with the Pre-Tax Contributions, was not more than 100 percent of their regular base pay. Participants who received, or were entitled to receive, a distribution from a plan of a previous employer could transfer the distribution to an account under the Plan ("Rollover Contribution").

     Participants directed their contributions and the Company's matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1 percent to any combination of investment funds held by the Plan. A Participant could change his or her investment designation at any time prior to the next available payroll period, effective as of the close of the business day prior to the next available payroll period. Any contributions already invested in a particular separate investment fund could be transferred to another separate investment fund or funds as of the close of any business day. Pending investment of the assets into any investment fund, the Trustee could temporarily make certain short-term investments.

     Participant Loans
     The Plan permitted Participants to borrow from their accounts within the Plan. Such borrowings could be made subject to the following: (1) the minimum amount of the loan was $1,000, (2) the maximum loan amount was the lesser of one-half of the Participant's account balance or $50,000, with adjustments for certain previously outstanding loans, (3) the loan bore an interest rate equal to the prime rate as published by the Wall Street Journal on the last business day of the month that the loan was made plus one percent, (4) Participants pledged the balance of their Plan accounts as security for the loans and (5) such other rules and regulations as adopted by the Plan. At December 31, 2003 and 2002, the interest rates on Participant loans ranged from 5 percent to 11 percent.

     Vesting
     The amounts in Participants' accounts, including Company contributions, were fully vested at all times.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     Payment of Benefits
     Upon termination of service, a Participant could elect to receive either a lump-sum amount equal to the value of the Participant's vested interest in his or her account, or he or she could elect to defer distribution to a date up to the Participant's normal retirement date.

     Plan Termination
     The Plan was terminated upon the merger into the Successor Plan. Ameren intends to continue the Successor Plan indefinitely. However, Ameren may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Successor Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Successor Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     Substantially all investments are presented at fair value as of December 31, 2003 and 2002, except for the Merrill Lynch Retirement Preservation Trust, which is an investment contract fund stated at contract value, which approximates fair value. The fair value of the Ameren and AES common stock was determined using year-end published market prices. Investments in equity securities are valued at net asset market value including accrued income on the last business day of each year. Participant loans are valued at cost, which approximates fair market value. In December 2003, the Plan discontinued the use of the Self-direct Account as an investment option under the Plan.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income was recorded on the accrual basis. Dividend income was recorded on the ex-dividend date.

     Gains and losses on security transactions were recorded on the trade date. Net unrealized appreciation or depreciation for the year was reflected in net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     Administrative Expenses
     The Company paid for all of the administrative expenses associated with the Plan, including the fees and expenses of the Trustee, except as provided for in the Plan. All transaction fees of an investment fund were paid from the assets of that investment fund.



3.   Investments

     The following  table presents  investments of the Plan at December 31, 2003 and 2002, respectively:


                                                                                     2003               2002
     Investments at Fair Value as Determined by
      Quoted Market Price
     Common Stock
         Ameren Corporation                                                      $  1,369,268       $          -
         The AES Corporation (1)                                                    8,795,987          3,087,471

     Common/Collective Trust
         Merrill Lynch Equity Index Trust I (1)                                    24,573,929         19,388,721

     Mutual Funds
         Ariel Appreciation Fund (1)                                               10,798,583          8,602,177
         PIMCO Total Return Fund Class A (1)                                        6,892,014          6,415,702
         Templeton Foreign Fund                                                     5,443,786          4,166,017
         Merrill Lynch Global Allocation Fund Class A                               5,305,555          3,924,821
         AIM Small Cap Growth Fund Class A                                          1,486,244            840,047
         Alliance Growth and Income                                                 1,207,793            612,301
         One Group Small Cap Value Class A                                          1,141,958            390,693
         Merrill Lynch Fundamental Growth Fund Class A                              1,097,013            397,057
         Dreyfus Founders Discovery Fund                                              620,789            411,391

     Self-direct Account                                                                   62            834,044

     Investments at Estimated Fair Value
     Common/Collective Trusts
         Merrill Lynch Retirement Preservation Trust (1)                           38,084,049         39,139,920

     Loan Fund                                                                      2,662,214          2,767,827
                                                                             -----------------  -----------------

                  Total investments                                              $109,479,244       $ 90,978,189
                                                                             =================  =================



(1)Investments that represent 5 percent or more of the Plan's net assets.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


     During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:




                                                                                   2003               2002
     Investments at Fair Value as Determined by
      Quoted Market Price
     Common Stock                                                               $ 6,440,576        $(8,509,218)
     Mutual Funds                                                                 6,348,633         (3,029,510)
     Common/Collective Trusts                                                     5,532,430         (5,738,554)
                                                                           -----------------  -----------------

     Net change in fair value                                                   $18,321,639      $ (17,277,282)
                                                                           =================  =================


4.   Transaction with Parties-in-Interest

     At December 31, 2003, the Plan held Ameren common stock with a cost and market value of $1,281,922 and $1,369,268, respectively. During 2003, the Plan purchased shares at a cost of $1,424,680 and sold shares at a cost of $142,758.

     At December 31, 2003, the Plan held AES common stock with a cost and market value of $9,528,960 and $8,795,987, respectively. During 2003, the Plan purchased shares at a cost of $105,800 and sold shares at a cost of $311,914.

     At December 31, 2002, the Plan held AES common stock with a cost and market value of $9,735,074 and $3,087,471, respectively. During 2002, the Plan purchased shares at a cost of $2,854,788 and sold shares at a cost of $2,697,214

     At December 31, 2003, the Plan held investments in various accounts that are related to Merrill Lynch. At December 31, 2003, these investments had a cost and market value of $68,282,542 and $69,060,546, respectively. At December 31, 2002, these investments had a cost and market value of $68,604,693 and $62,850,519, respectively.

     These  transactions  were allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2003 and 2002.
     See Note 1 for additional information relating to the merger of the Plan with the Successor Plan.


                                                                                   2003               2002
     Net assets available for benefits per the
      financial statements                                                   $  109,799,392     $   91,780,502
     Amounts allocated to withdrawing Participants                                        -           (802,007)
     Plan transfer out                                                         (109,799,392)                 -
                                                                           -----------------  -----------------
     Net assets available for benefits per the
      Form 5500                                                              $            -     $   90,978,495
                                                                           =================  =================



     The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2003 and 2002:




                                                                                   2003               2002

     Benefits paid to Participants per the
      financial statements                                                      $ 9,114,652        $ 4,394,007
     Add:  Amounts allocated to withdrawing Participants
      during the current year                                                             -            802,007
     Less:  Amounts allocated to withdrawing Participants
      during the prior year                                                        (802,007)                 -
                                                                           -----------------  -----------------

     Benefits paid to Participants per the Form 5500                            $ 8,312,645        $ 5,196,014
                                                                           =================  =================



     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.   Federal Income Tax Status

     The Company obtained a favorable determination letter June 3, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan had been amended since receiving the determination letter. However, prior to the merger with the Successor Plan, the Company believed that the Plan was designed and operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualified under Section 401(a) and the related trust continued to be tax-exempt as of December 31, 2003. Therefore, no provision for income taxes was included in the Plan's financial statements.



Employees' Savings Plan of
Central Illinois Light Company
Schedule of Assets (Held at End of Year)
December 31, 2003                                                                                                         Schedule 1
------------------------------------------------------------------------------------------------------------------------------------


                                                                                  (c)
                         (b)                                          Description of investment                           (e)
             Identity of issue, borrower,                     including maturity date, rate of interest,                Current
 (a)           lessor, or similar party                           collateral, par, or maturity value                     Value

  *    Merrill Lynch                                          Merrill Lynch Retirement Preservation Trust          $   38,084,049
  *    Merrill Lynch                                          Merrill Lynch Equity Index Trust I                       24,573,929
       Ariel Capital Management                               Ariel Appreciation Fund                                  10,798,583
  *    The AES Corporation                                    AES Common Stock                                          8,795,987
       Pacific Investment Management Company                  PIMCO Total Return Fund Class A                           6,892,014
       Franklin Templeton Investments                         Templeton Foreign Fund                                    5,443,786
  *    Merrill Lynch                                          Merrill Lynch Global Allocation Fund Class A              5,305,555
 * **  Participants                                           Loan Fund                                                 2,662,214
       AIM Investments                                        AIM Small Cap Growth Fund Class A                         1,486,244
  *    Ameren Corporation                                     Ameren Common Stock                                       1,369,268
       Alliance Capital Management                            Alliance Growth and Income                                1,207,793
       Banc One Investments                                   One Group Small Cap Value Class A                         1,141,958
  *    Merrill Lynch                                          Merrill Lynch Fundamental Growth Fund Class A             1,097,013
       Founders Asset Management                              Dreyfus Founders Discovery Fund                             620,789
       Merrill Lynch                                          Self-direct Account                                              62
                                                                                                                    ----------------

                                                                                                                     $109,479,244
                                                                                                                    ================



*    Investment represents allowable transaction with a party-in-interest.
**   Interest rates ranging from 5 percent to 11 percent, maturing through 2017.


Note: Information pertaining to column (d) was omitted because it was not applicable.

                                   SIGNATURES

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           EMPLOYEES' SAVINGS PLAN OF
                                           CENTRAL ILLINOIS LIGHT COMPANY


                                           AMEREN SERVICES COMPANY
                                               (Administrator)




                                           By      /s/ Donna K. Martin
                                             -----------------------------------
                                                       Donna K. Martin
                                                        Vice President


June 28, 2004




                                  EXHIBIT INDEX


Exhibit No.                       Description
-----------     ---------------------------------------------

     23.1       Consent of Independent Auditors - PricewaterhouseCoopers LLP